Exhibit 99.48

March 15, 2023

RE: Special meeting of the shareholders of Abaxx Technologies Inc. to be held on April 14, 2023 (the “Meeting”)

I, Steve Fray, the Chief Financial Officer of Abaxx Technologies Inc. hereby certify that:

(a)	arrangements have been made to have proxy related materials for the Meeting sent in compliance with National Instrument 54-101 (the “Instrument”), to all beneficial owners at least 21 days before the date fixed for the Meeting;

(b)	arrangements have been made to carry out all the requirements of the Instrument in addition to those described in subparagraph (a); and

(c)	Abaxx Technologies Inc. is relying on section 2.20 of the Instrument to abridge the time prescribed in subsection 2.5(1) of the Instrument.

/s/ Steve Fray
Name:	Steve Fray
Title:	CFO